APPOINTMENT OF COMPANY SECRETARY

April 5, 2013 Johannesburg Shareholders of Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSXV: ATL; NYSE MKT: ATL; JSE: ATL) are hereby advised that Ms Lerato Matlosa has been appointed as Company Secretary of Atlatsa with effect from Thursday, 04 April 2013, in accordance with paragraph 3.59(a) of the Listings Requirements of JSE Limited. The appointment is subject to exchange approval.

Ms Matlosa has extensive experience in the roles of compliance, legal advisory and company secretarial for listed and private companies. She holds an LLB degree and is currently finalising her LLM and CIS studies.

The board of directors welcomes Ms Matlosa’s appointment as a strategic step towards the further growth of the Company.

For further information:
On behalf of Atlatsa Resources	Russell and Associates	Macquarie First South Capital
Joel Kesler, Chief Commercial Officer	Charmane Russell	Annerie Britz / Yvette Labuschagne
Office: +27 11 779 6800	Office: +27 11 880 3924	Office: +27 11 583 2000
Mobile: +27 82 454 5556	Mobile: +27 82 3725816

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. The NYSE MKT LLC has neither approved nor disapproved the contents of this press release.